

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

MyNevadaResidentAgent.com
As agent for China Inc.
2840 Highway 95 Alt. S#7
Silver Springs, NV 89429

  Re: **China Inc.**
     Registration Statement on Form S-1
     Filed September 16, 2010
     File No. 333-169406

Ladies and Gentlemen:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). Please provide us with an analysis as to how your offering is consistent with this requirement and confirm that you will comply with Rule 10b-9, including our position that "promptly", as used in Rule 10b-9 of the Exchange Act, means the next business day or as soon as possible after the termination of the offering.

Facing Page

2. Please move the dealer prospectus delivery obligation to the outside back page of the prospectus. Refer to Item 502(b) of Regulation S-K.

Prospectus Cover Page

3.   Please delete the heading "Prospectus Summary" from the cover page.

4.   We note your disclosure that the funds will not be held in an escrow, trust or similar account. Please tell us your rationale for not establishing an escrow account**.**

5.   Please revise to clarify the disclosure in the third to last sentence of the second paragraph that there is no minimum purchase requirement. We note that the references to a 5 million share minimum may be confusing to investors.

6.   Please revise the cover page to disclose the date the offering will end and the extent to which the offering period may be extended beyond 90 days. We note the fifth bullet-point on page 13.

7.   We note that your disclosure in the prospectus indicates that investors may not "withdraw" funds. It is not entirely clear what it means to "withdraw" funds. Please revise the cover page and throughout the prospectus to clearly state, if true, that the subscriptions are irrevocable except in the event of a material change to the offering.

8.   We note your disclosure in the fourth bullet on page 13. If true, please revise the cover page and throughout the prospectus, as applicable, to disclose that management, directors, and affiliates thereof, may not purchase shares in this offering in order to reach the minimum.

9.   We note that your website refers to the company as "Valor Solar." Please tell us how you considered the guidance in the Instruction to Item 501(b)(1) of Regulation S-K and how you determined that no clarifying disclosure is necessary.

Our Research Project(s), page 1

10.   Your risk factors must immediately follow a one-page cover and a prospectus summary. While we do not object to the location of your table of contents, the disclosure on pages 1 and 2 should be deleted or relocated to another section of your document.

11.   Please provide objective, independent support for your statements regarding the efficiency, cost and effectiveness of cadmium telluride as a semiconductor and any other unsubstantiated statements in the prospectus.

12.   Please revise your prospectus to clarify whether other companies currently use or are developing cadmium telluride for use in commercially available solar panels and clarify what you mean by the disclosure that your ongoing research and development projects "discovered" cadmium telluride as a semiconductor for solar energy.

Our Products, page 2

13. We note that you have included disclosure regarding Ningbo's products under this caption. Please revise your prospectus to clearly distinguish between the products you intend to develop and the products that you intend to sell on behalf of other companies.

14. If you elect to retain the references to quality tests and certificates currently at the bottom of page 2 in your prospectus, please clarify the meaning of the tests and certificates and the entities that govern them.

Our Business, page 3

15. Please revise the first paragraph under this heading to disclose your revenues and net income (loss) for the most recently completed fiscal year and the applicable stub period.

16. We note that you include your internet address in this section and throughout the remainder of your document. Please note section II.A.4 of SEC Release 33-7856 (April 28, 2000) regarding your obligations when including internet addresses in your document. For example, refer to the filing obligation mentioned in footnote 41.

17. Please tell us how you determined that the statement under the "Investor Relations" tab on your website is consistent with Section 5 of the Securities Act.

18. Based on your use of proceeds disclosure on page 10 and your plan of operation on page 20, it appears that you do not intend to invest substantially in developing solar panel technology unless you sell the maximum amount in your offering. If you elect to highlight your plans for solar panel research, please ensure that you make clear your commitment to this technology is contingent on the amount of proceeds you receive in this offering.

19. We note your reference to supply agreements with manufacturers of solar products. Please disclose the material terms of these agreements in an appropriate section of your prospectus. File these agreements as exhibits as required by Item 601(b)(10) of Regulation S-K. Clarify whether you have agreements with manufacturers other than Ningbo.

20. Please define the abbreviations you use in your summary, including "CdTe" and "PV."

21. With a view towards disclosure, please tell us whether customers can currently purchase solar panels or other products using your website.

22. With a view towards disclosure, please tell us the extent to which your operations are conducted outside of the United States.

23.   We note your disclosure in the third paragraph that your operations to date have consisted of research and development activities. In an appropriate section of your prospectus, please disclose with more detail the extent of these activities, including a description of the facilities used and who conducted the research.

24.   In the third paragraph you disclose that you have begun planned principal operations. Please reconcile with the statement on page F-6 which indicates that you have not begun planned principal operations.

25.   Refer to the second-to-last paragraph on page 3. Please clarify whether the minimum amount to be raised by this offering will be sufficient to sustain your operations for the next 12 months.

Selected Financial Data, page 4

26.   Please delete the labels "audited" from the column headings of Selected Financial Data. Alternatively, if true, you may indicate that amounts were derived from your audited financial statements.

Risk Factors, page 4

27.   Note that we do not believe that cursory, generic or otherwise incomplete descriptions of applicable risks are helpful to investors. Therefore, revise the risk factors section, as appropriate, to fully discuss relevant risks to investors. Consider the comments below as a non-exhaustive guide to your revisions.

28.   If true, indicate in a separate risk factor that, until the minimum amount of the offering is reached, the funds of prospective investors will be held without any interest accruing to their benefit.

29.   We note your disclosure on page 15 that the terms of your preferred stock are at the discretion of the board of directors. Please add appropriate risk factor disclosure addressing the risks this may pose to your investors, including the effects on common shareholders' voting rights.

30.   Please revise to explain the risk to holders of your common stock related to the authority given to your board of directors in your Articles of Incorporation filed as Exhibit 3.1 to adopt, amend, or repeal the Bylaws of your corporation.

31.   Please add risk factor disclosure addressing the non-exclusivity of your distribution agreement with Ningbo, as indicated in the second-to-last paragraph on page 17.

32.   We note the second sentence of risk factor (2). Please tell us the basis for your belief that you will generate revenues within twelve months.

33.   Please expand risk factor (3) or add additional risk factors to address any risks posed by your plan to invest in cadmium telluride, including the scarcity or cost of the material.

34.   Please tell us whether and when you intend to register a class of your securities pursuant to Section 12 of the Exchange Act. If you do not intend to file such a registration statement, please disclose the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act and the effect of the automatic reporting suspension of Section 15(d) of the Exchange Act.

35.   Please add disclosure to your business section to clarify the status of your discussions with the original equipment manufacturers and laboratories referenced in risk factor (4). Reconcile this risk factor with your disclosure elsewhere that you either have agreements in place or still need to identify potential manufacturers.

36.   Based on your disclosure on page 23 it does not appear that your sole employee, officer and director has any experience in the solar industry. Please add appropriate risk factor disclosure.

37.   Please file the voting agreement referenced in risk factor (20) as an exhibit and disclose the terms of the agreement in an appropriate section of your prospectus.

Risks Related To This Offering, page 8

38.   Revise this section to avoid the impression that there are several officers, directors and stockholders, rather than just one. In addition, revise to disclose the percentage of your common stock that will be owned by your officer, director and stockholder following completion of the offering in the minimum and maximum amounts.

Item 4: Use of Proceeds, page 10

39.   It appears that your allocation of funds for research and development and working capital will change depending upon the size of the offering. Please disclose how the allocation will change if your proceeds are somewhere between $50,000 and $300,000.

40.   Please file the promissory demand note referenced in the paragraph under the table as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

41.   Please revise to discuss your arrangements with United Laboratory in an appropriate section of your prospectus. File any material agreements as exhibits.

42.   Please revise this section to disclose the intended uses of proceeds indicated under the caption "Plan of Operation" on page 20, including the construction of a warehouse and the funds to be used for creating your own "OEM product lines."

43.   We note your disclosure at the bottom of page 24 regarding accrued salary payable to your executive officer. With a view towards disclosure, tell us whether any of the proceeds in this offering can be used for salary or other payments to your executive officer.

Dilution, page 10

44.   Please show us how you measured net tangible book value as of June 30, 2010 for purposes of measuring dilution. In that regard, on page 11 you disclose that net tangible book value is $25,250, while your balance sheet suggests that net tangible book value is $71,374. In connection with your response, please provide us your dilution calculations for both the minimum and maximum offering.

45.   As your maximum offering appears to be 30 million shares, please tell us why you present dilution assuming the sale of 50 million shares. Revise your filing as necessary.

Item 8: Plan of Distribution, page 12

46.   We note your discussion of potential changes to the terms of the offering in the second paragraph on page 13. Please revise:
    • to clarify in the summary and cover page that the specific offering terms may change, and to clearly state that investors will have the right to have their funds returned if you make such a change as indicated in the last sentence of the second paragraph on page 13;
    • to add risk factor disclosure addressing the potential risks to investors by your ability to make each of the disclosed changes to the offering terms;
    • to disclose how you will alert investors that (i) the terms of the offering have changed, and (ii) they have the right to a refund in the event you make such a change;
    • to provide, under a separate caption in your prospectus, detailed instructions regarding how investors will be able to obtain their funds if such a change is undertaken.

47.   Please disclose the circumstances under which you may extend the offering period.

48.   We note the first sentence in the third paragraph on page 13. Please tell us what you mean by a new offering. In addition, please tell us how you will determine when a new offering has been made and describe the legal analysis you will undertake to determine whether it is appropriate to register a new offering by post-effective amendment rather than on a separate registration statement.

49.   Please tell us whether the list of material changes in the second paragraph of page 13 is intended to be exhaustive. If not, revise accordingly to clarify.

50.   We note the first paragraph on page 14. Please provide a more detailed discussion as to whether Tian Jia will be deemed a broker-dealer. Your discussion should provide factual and legal analysis rather than conclusory statements.

51.   Please clarify that Tian Jia is selling only on behalf of the company, and not on her own behalf.

52.   In the first sentence on page 13, you state that Tian Jia "will have access to the account." Please clarify the meaning of this phrase and whether the funds may be accessed or otherwise used for any purpose whatsoever prior to completion of the offering. Please also disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied. File a copy of any additional instruction or rule that is provided to the company or any third parties or employees involved in administering the investor funds.

53.   We note that the subscription funds will be placed in an interest-bearing account; however, you disclose that funds will be returned without interest. Please revise to disclose to whom the interest will be paid.

Procedures for Subscribing, page 14

54.   Please disclose where the subscription agreement and subscription check should be sent.

Right to Reject Subscription, page 14

55.   With a view towards disclosure, please tell us why you would reject a subscription.

Voting Rights, page 15

56.   We note that your disclosure under "Voting Rights" is largely duplicative of your disclosure under "Non-Cumulative Voting" on page 14. Please make appropriate revisions.

Shares Eligible for Future Sale, page 15

57.   Please revise to describe the volume limitations of Rule 144 on the sale of the securities.

Anti-Takeover Provisions, page 16

58.   Please describe any provision of your Articles of Incorporation or Bylaws that would have an effect of delaying, deferring, or preventing a change in control. We note, for example, the board's power to set the size of the board in section 2 Article II of exhibit 3.2.

Description of Business, page 16

59.   Please substantially revise this section to comply with Item 101 of Regulation S-K. For
        example, revise to clarify the development of your business since your incorporation in
        2008. This disclosure should clearly describe the current state of your business,
        including sources of revenues and distribution arrangements. Note that the comments
        below are intended to provide a non-exhaustive guide for your revisions.

60.   Please disclose whether you currently have any sources of cadmium telluride and, if so,
        identify your sources. If not, add risk factor disclosure.

61.   Refer to the last sentence on page 16. Please revise to clarify whether you currently have
        an original equipment manufacturers arrangement. If so, disclose the terms of the
        arrangement and file it as an exhibit.

Competition, page 17

62.   Please revise to clarify your competitive position within your industry or industries and to
        specify the industry that you intend to compete in.

63.   Please disclose whether Ningbo's or any of your other suppliers' solar panels are
        available through other retailers.

Business Strategy, page 17

64.   Your disclosure in the last paragraph on page 16 indicates that your initial strategy is to
        sell the products of other vendors and manufacturers. Please address this prong of your
        strategy.

Our Products, page 17

65.   Please provide us with objective, independent support for your statements regarding the
        products described here, including the statements regarding their quality, pricing per watt,
        and warranties. Quantify where possible.

66.   Please revise to provide a more detailed discussion regarding the specific products you
        are offering or intend to offer. We note that your website appears to list numerous solar
        panel models.

67.   We note your reference to solar hot water heaters on page 16. Please provide a
        discussion of all of the products you intend to offer.

Vendors and Manufacturers, page 17

68.   We note your disclosure that you have obtained solar panels mainly from Ningbo. Please revise to clarify whether you mean that you have already received delivery of solar panels and if so where you are storing them. Also, if you have received panels from manufacturers other than Ningbo please revise to make this clear and identify your other sources of panels.

69.   Please revise to disclose the material terms of your agreement with Ningbo and file the agreement as an exhibit.

70.   Please revise to discuss the material terms of your research and development agreements with institutions of higher learning, including the terms of such arrangements and fees or royalties that may be payable by you as a result of this support. File the agreements as exhibits.

Customer Profiles, page 17

71.   We note that you have not generated revenues to date. With a view to disclosure, please tell us whether the groups identified are your current customers or the customers that you intend to pursue.

Research and Development, page 18

72.   Please provide an estimate of the amount spent on research and development during your last two fiscal years.

73.   Please revise to clarify the status of the products referenced here. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Government Regulation, page 18

74.   Please describe in more detail the regulations that will impact your business and disclose the effect of those regulations.

Dependence on Government Subsidies, page 19

75.   Please revise to clarify whether you have qualified for any government subsidies or incentives.

Legal Proceedings, page 19

76.   Please revise to clarify whether you are subject to any material legal proceedings.

Management's Discussion and Analysis of Financial Condition, page 20

77.   Please revise to disclose the material terms of your arrangements with venture capital firms referenced in the last sentence of the second paragraph of this section, and file the agreements as exhibits.

Plan of Operation, page 20

78.   We note one of your goals is to create your own website. Please explain, given your disclosure that you already have a website.

79.   Please explain what you mean by discovering alternative semiconductor materials. Do you mean materials other than cadmium telluride?

80.   Please expand your disclosure to explain how you arrived at the estimated completion dates and costs for the goals disclosed here.

Limited Operating History, page 21

81.   Please reconcile the disclosure here that implies that you have yet to identify manufacturers with your disclosure in the third sentence in the second paragraph under "Our Business" on page 3 that implies you already have agreements in place.

Results of Operations, page 21

82.   Your financial statements suggest that substantially all of your operating expenses are accrued salaries due Ms. Jia, in the amount of $12,500. Please provide clarifying disclosure in MD&A that further describes the actual composition of your expenses.

83.   MD&A indicates that you have incurred a loss since inception of $25,250. However, your financial statements show a cumulative loss of $12,564. Tell us the reasons for the discrepancy and revise your filing as necessary.

84.   You indicate that you have incurred costs for legal fees, audit fees, marketing research and research and development. However, based on your financial statements, your expenses appear to be substantially all accrued salary due your sole shareholder. Accordingly, tell where these other costs are recorded in your financial statements.

Liquidity and Capital Resources, page 21

85.   Please add disclosure that describes the convertible note payable to your sole shareholder, including its terms and provisions.

86.   Please revise to discuss your liquidity needs for the next 12 months. Discuss how you determined the minimum and maximum amounts of this offering, and explain the effect on your liquidity if you do not raise the maximum amount.

Description of Property, page 22

Legal Proceeding, page 22

87.   We note that your disclosure in these sections is duplicative of disclosure appearing on page 19. Please revise accordingly.

Directors, Executive officers, page 23

88.   Please revise to clarify whether Tian Jia is a United States citizen or resident.

89.   We note your disclosure on page 6 that your executive officer only intends to devote 15 hours per week to the company. Please revise to clarify how she will devote the rest of her time.

90.   Please revise to clarify whether Tian Jia still works at Great Wall Builders and describe in more detail her duties there.

91.   With a view towards clarified disclosure, please tell us the relation of your executive officer to
        • Valor Solar Company, CIK 0001445147, and
        • Apple Solar, CIK 0001445148.

92.   Please provide a discussion of the specific experience, qualifications, attributes or skills that led to your conclusion that Tian Jia should serve as your director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 23

93.   We note that the disclosure preceding the table says that it summarizes compensation earned by your executive officer. Please revise the table to include the accrued salary referenced in the last sentence on page 24, or tell us why it is not necessary to include this compensation in the table.

Security Ownership, page 24

94.   Please disclose the address of the beneficial owner of your securities.

Certain Relationships and Related Transactions, page 24

95.   Revise the second and third paragraphs of this section to disclose the material terms of the agreements mentioned.

Financial Statements

96.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

97.   Please tell us why the headers to some of the individual financial statements indicate that the statements are "condensed." Tell us the basis in GAAP or Regulation S-X for presenting "condensed" audited financial statements.

98.   We note that some headers of the individual financial statements are labeled "audited" while other headers are not labeled "audited," even when those individual financial statements are included in the scope of the audit report. To the extent individual financial statement are included in the scope of the audit report, please delete the referenced labels from the column headers.

Report of Independent Registered Public Accounting Firm, page F-1

99.   Please ask your auditors to revise the audit report for the following:
   • The first sentence of the audit report has typographical problems and is not understandable as written. Please appropriately revise.
   • In the third paragraph please revise to also opine on the results of operations and cash flows for the individual annual periods presented in the filing.

Condensed Balance Sheet, page F-2

100.   Please delete the unlabeled line from the equity section of the balance sheet. Alternatively, revise to clarify what that item represents.

Statement of Operations, page F-3

101.   You disclose that you issued 45 million shares for land in May 2009. Tell us how weighted-average shares outstanding for the year ended June 30, 2009 is 45 million if the shares were not issued until May 2009. Explain the basis in GAAP for your view.

102.   Please delete the "$" signs from the number of weighted average shares.

103.   On page 1 you disclose that you have on-going research and development projects. You further disclose on page 18 that you have arrangements with entities in China to perform research and development. Tell us how the cost of this research and development is

reflected in your financial statements. In that regard, we note that your operating expenses appear to be substantially all accrued salary due to Ms. Jia.

Condensed Statement of Cash Flows, page F-4

104.   You present proceeds from a related party borrowing as an operating activity. Please tell us why the proceeds from the related party borrowing is not a financing activity under FASB Codification Topic 230.

Statement of Stockholder's Equity, page F-5

105.   You indicate that your company was incorporated as of May 30, 2008. Please describe to us your initial capitalization. Explain why there are no shares issued and outstanding as of the incorporation date.

106.   Please revise to add subtotals that agree with the corresponding balance sheet amounts as of each reporting period end.

107.   The equity statement indicates that you issued 45 million shares for the land asset in May 2009. However, the format of the equity statement shows the transaction occurring after the caption "Balance—June 30, 2009." Please appropriately revise to present the transaction in the annual period in which it actually occurred.

108.   As a related matter, please add a financial statement footnote that describes the issuance, what the Company received in return, how the transaction was valued and the accounting applied.

109.   In that regard, we note that you issued the 45 million shares to your sole shareholder in exchange for land. With respect to this transaction, please respond to the following:
- Tell us how the $83,938 assigned to the land was determined.
- Tell us how the accounting considers the guidance from SAB Topic 5-G. Under the cited guidance, transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of a company's initial public offering should normally be recorded at the transferors' historical cost basis determined under GAAP.
- Tell us Ms. Jia's basis in the land, as determined by GAAP.

Notes to the Financial Statements, page F-6

110.   You disclose on page 3 that you have entered into supply agreements with manufacturers of solar products. Please tell us whether you have any specific performance obligations or financial commitments under those agreements. If so, please tell us about those performance obligations and financial commitments, including the accounting applied.

111.   On page 17 you disclose that you have "obtained" solar panels mainly from Ningbo
        Solar. Tell us how and where the solar panels you "obtained" were recorded in the
        financial statements. If there is a problem with the grammatical tense of the disclosure on
        page 17, please appropriately revise to distinguish actual events from future plans.

Note 3. Income Taxes, page F-8

112.   Please revise the table of deferred taxes to present tax-affected amounts.

Note 5. Related Party Transactions, page F-9

113.   You disclose that you have a convertible loan from your sole shareholder. Please
        disclose the conversion price and all significant terms and conditions of the conversion
        option. If the conversion price is not fixed, disclose that fact and disclose how the
        conversion price is determined.

Item 15: Recent Sales, page 27

114.   Please provide the information required by Item 701 of Regulation S-K regarding the
        convertible note issued to your executive officer.

Exhibits, page 27

115.   Include a reference to counsel's consent in your list of exhibits.

Exhibit 5.1

116.   Please revise the opinion to reflect that the registration statement has been filed with the
        Commission.

117.   Please revise the second-to-last paragraph of the opinion to clarify, if true, that the shares
        will, when sold, be fully paid and non-assessable.

Exhibit 23.1

118.   Please include a currently dated and signed consent from your auditor in amendments to
        the filing.

Signatures, page 31

119.   Please revise above the signatures to include the city and state where the signatory was
        authorized to sign on behalf of the company. Also, please have your controller or
        principal accounting officer sign the form.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3638 or Gary Todd, the accounting reviewer, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (fax): Connie P. Trieu
Trieu Law, LLC